SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID 76.483.817/0001 -20
Publicly-held Company - CVM Register 1431-1

RELEVANT NOTICE

COMPANHIA PARANAENSE DE ENERGIA – COPEL, REACHED AN AGREEMENT WITH PETROBRAS REGARDING PENDING MATTERS RELATED TO THE GAS CONTRACT OF THERMOELECTRIC PLANT OF ARAUCÁRIA TERMINATED ON MAY 31, 2005.

PETROBRAS’ executive office authorized the celebration of an agreement with Companhia Paranaense de Gás - Compagas, Companhia Paranaense de Energia – Copel and Copel Geração S.A. (Copel’s fully owned subsidiary), regarding the thermoelectric plant of Araucária, with the signature of an Out-of-Court Transaction Settlement, an Instrument of Acknowledgment of Quote Transferring and a Memorandum of Intent.

The Out-of-Court Transaction Settlement aims to settle Compagas’ debt with Petrobras, which is guaranteed by Copel, due to a gas supply contract, with “take or pay and “ship or pay” articles, which was terminated on May 31, 2005. At that time, the nominal debt, not recognized by Copel, amounted to R$266.4 million for “ship or pay” and R$140.1 million for “take or pay”, being this last one recoverable as future gas supply.

By the agreement to be celebrated, Copel Geração, having Copel as guarantor, acknowledges the R$ 150 million debt with Petrobras, to be paid in 60 monthly instalments as from January 2010, readjusted by the Selic Rate (or any other rate that may substitute the Selic). As guarantee, Copel Geração S/A and Copel offer its respective receivables.

In the Instrument of Acknowledgment, Petrobras informs that has no objections of any kind to the acquisition of El Paso quotes in UEGA by Copel.

By the Memorandum of Intent, Petrobras will exert their best efforts to attend UEGA’s operation fuel supply necessity, as from 2010, such fuel can be natural gas or any other alternative energizer.

The agreement settles, amicably, the existing conflicts regarding gas supply of the thermoelectric plant of Araucária, which was terminated on May 31st, 2005.

Curitiba, February 24, 2006

     PAULO ROBERTO TROMPCZYNSKI
Chief Finance and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.